# ELMCORE SECURITIES LLC

## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2015

|  | Total Member's Equity |
| --- | --- |
| Beginning Balance December 31, 2014 | $ 293,294 |
| Member Distribution | (100,000) |
| Net Loss | (40,219) |
| Ending Balance December 31, 2015 | $ 153,075 |